Capital Bancorp Declares Quarterly Cash Dividend of $0.06 Per Share

October 26, 2022 - Capital Bancorp, Inc. (NASDAQ: CBNK) (“Company”), the holding company of Capital Bank (“Bank”), announced today that its Board of Directors has declared a cash dividend on its common stock of $0.06 per share. The dividend is payable on November 23, 2022 to shareholders of record as of November 7, 2022.

ABOUT CAPITAL BANCORP, INC.

Capital Bancorp, Inc., Rockville, Maryland is a registered bank holding company incorporated under the laws of Maryland. The Company’s wholly-owned subsidiary, Capital Bank, N.A., is the fourth largest bank headquartered in Maryland at September 30, 2022. Capital Bancorp has been providing financial services since 1999 and now operates bank branches in five locations in the greater Washington, D.C. and Baltimore, Maryland markets. Capital Bancorp had assets of approximately $2.0 billion at September 30, 2022 and its common stock is traded in the NASDAQ Global Market under the symbol “CBNK.” More information can be found at the Company's website www.CapitalBankMD.com under its investor relations page.

FINANCIAL CONTACT: Alan Jackson (240) 283-0402

MEDIA CONTACT: Ed Barry (240) 283-1912